SECURITIES AND EXCHANGE COMMISSION
                   Washington, D.C. 20549

                        SCHEDULE 13D

          Under the Securities Exchange Act of 1934

                      (Amendment No. 3)

              Standex International Corporation
                      (Name of Issuer)

                        Common Stock
               (Title of Class of Securities)

                          854231107
                       (CUSIP Number)

Deborah A. Rosen, Standex International Corporation, 6 Manor
     Parkway, Salem, New Hampshire, 03079, 603-893-9701
 (Name, Address and Telephone Number of Person Authorized to
             Receive Notices and Communications)

                       October 1, 1995
   (Date of Event which Requires Filing of this Statement)

If filing person has previously filed a statement on Schedule
13G  to  report  the  acquisition which is  subject  of  this
Schedule 13D, and is filing this schedule because of Rule 13d-
1(b)(3) or (4), check the following box  [   ].

Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of less than five percent of such class. See Rule 13d-7.)

Note:   Six copies of this statement, including all exhibits,
should be filed with the Commission.   See Rule 13d-1(a)  for
other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing of this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 854231107

2)   Check  the Appropriate Box if a Member of a  Group  (See Instructions)

  (a)

  (b)

3)  SEC Use Only

4)   Source of Funds (See Instructions)  ------  SC

5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6)    Citizenship   or  Place  of  Organization ---- Boston, Massachusetts

  Number of     7) Sole Voting Power   ----- None
 Shares Bene-
   ficially     8)  Shared Voting Power ---- None
   Owned by
 Each Report-   9)  Sole Dispositive Power ---- 1,729,514
  ing Person
     With      10)  Shared Dispositive Power ---- None


11)  Aggregate Amount Beneficially Owned by each Reporting Person -- 1,729,514

12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
                              Not Applicable

13)  Percent of Class Represented by Amount in Row (11) ---
                     12.4% as of October 1, 1995

14)  Type of Reporting Person (See Instructions)  ----- EP


               ITEM 1.   Security and Issuer.

  This statement relates to the Common Stock of Standex
International Corporation, the issuer of such securities, which has executive offices at 6 Manor Parkway, Salem, New
Hampshire 03079.

              ITEM 2.  Identity and Background.

  (a) The Standex International Corporation Employees' Stock Ownership Trust (the "Trust"), which is filing this Schedule 13D, is a trust formed in Massachusetts in 1975. The State Street Bank and Trust Company, located at 225 Franklin Street, Boston, Massachusetts 02101, is the trustee and Standex international Corporation is the sponsor.

  (b) Not Applicable

  (c)  Not Applicable

  (d) The Trust has not, in the last five years, been convicted in any criminal proceeding nor has it been subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

  (e)  See (d) above

  (f)  Not Applicable

             ITEM 3.  Source and Amount of Funds
                   or other Consideration.

                       Not Applicable

               ITEM 4. Purpose of Transaction.

  The shares of Standex International Corporation are being acquired by the Trust in order to fund the Standex International Corporation Employees' Stock Ownership Plan (the "Plan"), which is an employee stock ownership plan
under Section 401(a) of the Internal Revenue Code.   The
Trust will continue to acquire shares of the Common Stock of Standex International Corporation as funds are made available to it through contributions by Standex International Corporation.

        ITEM 5.  Interest in Securities of the Issuer.

  (a) The Trust beneficially owns 1,729,514 shares of the Common Stock of Standex International Corporation which represents 12.4% of the issued and outstanding Common Stock as of October 1, 1995.

  (b) The Trustee of the Trust has the sole power to dispose or direct the disposition of shares from the Trust but only pursuant to the Standex International Corporation
Employees' Stock Ownership Trust Agreement (the "Trust
Agreement") and the Plan.

  Participants in the Plan have the power to vote the shares allocated to their account under the Plan.

  (c)  Not Applicable

  (d)  Not Applicable

  (e)  Not Applicable

    ITEM 6.   Contracts, Arrangements, Understandings or
     Relationships with Respect to Securities of Issuer.

                       Not Applicable

         ITEM 7.  Material to be Filed as Exhibits.

                       Not Applicable


  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                              Standex International Corporation
                              Employee Stock Ownership Trust


                              By: /s/Thomas H. DeWitt
                              Thomas H. DeWitt
                              for the Administrative Committee

  Attention:   Intentional misstatements or omissions of
fact constitute Federal criminal violations (see 18 U.S.C.
1001).